Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Three Months Ended 30 June 2021
Key Information	Three Months Ended 30 June
	FY 2022 US$M	FY 2021 US$M	Movement
Net Sales From Ordinary Activities	843.3	626.3	Up	35%
Profit From Ordinary Activities After Tax Attributable to Shareholders	121.4	9.4	Up	1191%
Net Profit Attributable to Shareholders	121.4	9.4	Up	1191%
Net Tangible Assets per Ordinary Share	US$1.80	US$1.59	Up	13%

Dividend Information
•The FY2021 special dividend ("FY2021 special dividend") of US0.70 cents per security was paid to CUFS holders on 30 April 2021.
•The FY2021 special dividend and future dividends will be unfranked for Australian taxation purposes.
•The Company was required to deduct Irish DWT of 25% of the gross dividend amount from this dividend and will be required to for future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).
•The Australian currency equivalent amount of the FY2021 special dividend paid to CUFS holders was 89.94 Australian cents.
•No dividend reinvestment plan is currently in operation for the FY2021 special dividend.

Movements in Controlled Entities during the three months Ended 30 June 2021
There were no movements in controlled entities during the three months ended 30 June 2021.

Associates and Joint Venture Entities
FELS Recycling GmbH (51%); Aplicaciones Minerales S.A. (28%)

Review
The results and information included within this Report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the three months Ended 30 June 2021

Contents

1.	Media Release
2.	Management's Analysis of Results
3.	Management Presentation
4.	Condensed Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2021 Annual Report which can be found on the company website at https://ir.jameshardie.com.au/.